EXHIBIT 12

STATEMENT SETTING FORTH COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
  YEARS ENDED DECEMBER 31,  (Millions of dollars)(Unaudited)

                                     1999       1998      1997

Net profit                           $128       $112     $  94

Add:
  Provision for income taxes           75         67        53

Deduct:
  Equity in profit of partnerships     (2)        (3)       (3)

Profit before taxes                  $201       $176     $ 144

Fixed charges:
  Interest on borrowed funds         $569      $ 502     $ 367
  Rentals at computed interest*         5          4         3

Total fixed charges                  $574      $ 506     $ 370

Profit before taxes plus fixed       $775      $ 682     $ 514
 charges

Ratio of profit before taxes plus
  fixed charges to fixed charges     1.35       1.35      1.39

       *Those portions of rent expense that are representative of interest cost.